July 15, 2010
Sharon M. Blume
Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:	Hudson City Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 11, 2010
File No. 000-26001
Dear Ms. Blume,
     This letter is in response to your letter dated July 1, 2010 concerning the review by the Securities and Exchange Commission (the “SEC”) of the disclosures contained in the Hudson City Bancorp, Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the fiscal quarter ended March 31, 2010. We have set forth below the SEC’s comments as contained in your July 1, 2010 letter followed by the Company’s responses.
SEC Staff Comment Number 1
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1. Business
Allowance for Loan Losses, page 18
1.	We note in your disclosure on page 18 that net charge-offs increased in 2009 to $47.22 million from $4.52 million in 2008. Given the significant increase in charge-offs please disclose in future filings the ratio of net charge-offs to average loans outstanding for each period presented in accordance with Item IV.A in Guide 3.
Response to SEC Staff Comment Number 1
     We will disclose the ratio of net charge-offs to average loans outstanding in future filings. Supplementally, we have included this ratio, using our March 31, 2010 information as an example, in the table on page 5 of our sample disclosure in response to SEC Staff Comment Number 8, which is attached as Exhibit 1.

Ms. Sharon M. Blume
Securities and Exchange Commission
July 15, 2010

SEC Staff Comment Number 2
Annual Report for the Fiscal Year Ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of Operating Results for the Years Ended December 31, 2009 and 2008 Provision for Loan Losses, page 12
2.	We note your disclosure on page 15 that you increased the loss factors used in your quantitative analysis of the ALL for your one-to-four family first mortgage loans during 2009, based on the recent loss experience on non-performing loans. Further, we note your similar disclosure on page 30 of your first quarter 10-Q. Please tell us and include in future filings the following related to these changes and any additional changes in your ALL methodology:
a.	The financial statement impact of the change(s) on your allowance and provision for loan losses in addition to the period these change(s) occurred; and

b.	Compare and contrast the new methodology to your previous methodology (ex. compare previous loss factors used with new loss factors).
Response to SEC Staff Comment Number 2
     a. We increased our loss factors during 2009 and the first quarter of 2010 as a result of our loss experience on non-performing loans. Prior to 2009, we had very low levels of charge-offs on which to base our loss factors. Net charge-offs amounted to $4.4 million in 2008 and $684,000 in 2007. Charge-offs in 2009 amounted to $47.2 million and provided us with a basis for adjusting our loss factors. While changes in the loss factors affect the quantitative analysis of the ALL, our lack of loss experience in prior periods required us to also rely on other analyses to determine the adequacy of the ALL. In addition to our quantitative systematic methodology, we also use qualitative analyses consistent with SEC Staff Accounting Bulletin 102 to determine the adequacy of our ALL. Our qualitative analyses include further evaluation of economic factors, such as trends in the unemployment rate and house prices, as well as a ratio analysis to evaluate the overall measurement of the ALL. This analysis includes a review of delinquency ratios, net charge-off ratios and the ratio of the ALL to both non-performing loans and total loans. As part of our analysis, we monitor changes in the values of homes in the market areas we serve using indices published by various organizations including the Office of Federal Housing Enterprise Oversight and Case Schiller. This qualitative review is used to reassess the overall determination of the adequacy of our ALL. Accordingly, although taken by itself the change in the loss factors had a significant impact on our evaluation of the ALL, taken together with our qualitative analysis, the change in loss factors did not have a material effect on the ultimate level of our ALL or on our provision for loan losses, or otherwise, on our financial statements.

Ms. Sharon M. Blume
Securities and Exchange Commission
July 15, 2010

     While a discussion of the loss factors used in the quantitative analysis of the ALL would not present a complete description of our determination of the ALL, we will enhance our disclosure related to changes in the loss factors and our loss experience in future filings. For your reference, such proposed disclosure is set forth in the carry-over paragraph on page 4 of Exhibit 2.
     b. Periodic adjustments of our loss factors is a consistent part of our methodology for evaluating the adequacy of the ALL, which methodology remains unchanged and has been consistently applied. We believe that the additional disclosure provided in our response to 2(a) provides more meaningful information to investors than a numeric comparison of our loss factors. Changes in loss factors is only one aspect in the determination of the provision for loan losses since (i) the loss factors are applied to the dollar amount of loans in the various delinquency buckets which change monthly, (ii) the level of charge-offs in a period affects the provision for loan losses required to maintain the allowance for loan losses at an adequate level and (iii) qualitative assessments are also used to determine the provision for loan losses.
SEC Staff Comment Number 3
Annual Report for the Fiscal Year Ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of Operating Results for the Years Ended December 31, 2009 and 2008 Asset Quality, page 15
3.	We note your disclosure on page 22 that the average loan-to-value (“LTV”) ratio of your non-performing loans was 72.4% at December 31, 2009. Further, we note your tabular disclosure on this page that includes the LTV ratios for non-performing first mortgage loans by geographic distribution based on appraised values at the time of origination. Given your disclosure on page 22 that the markets in which you lend have experienced significant declines in real estate values, it would be beneficial to investors if your tabular disclosure included current average loan-to-value ratios compared to original average loan-to-value ratios. Please revise your future filings to include this information to the extent available.

Ms. Sharon M. Blume
Securities and Exchange Commission
July 15, 2010

Response to SEC Staff Comment Number 3
     The table on page 15 of our Annual Report of Form 10K for the year ended December 31, 2009 (the “2009 10K”) discloses the breakdown of our loan portfolio by state, including information on total loans, non-performing loans and the average LTV ratio of the non-performing loans as of the date of origination of such loans. We do not have the data available to recalculate the LTVs of our non-performing loans on a current basis. As disclosed on page 14 and 15 of our Annual Report to Shareholders for the year ended December 31, 2009, we generally obtain new collateral values for loans after 180 days of delinquency, consistent with regulatory requirements. Loans generally are considered non-performing when they are placed on non-accrual status, which we disclose on page 15 of our 2009 10K as taking place when interest or principal payments are 90 days in arrears. As a practical matter, we generally seek to start the process to update collateral values on non-performing loans when they are 120 days in arrears in order to be well within the regulatory requirement of having such updates by the time a loan is 180 days past due. However, we do not have updated collateral values at the time loans become 90 days in arrears and there is no set date prior to when a loan is 180 days in arrears that we receive the updated collateral values. Also, the updated collateral values are generally not based on a full appraisal as when a loan is originated. Rather, the updated collateral values are based on automated valuation models provided by third parties. Based on the foregoing, we do not have sufficient data to update the tables as requested.
     Please note that disclosure regarding the manner in which the Company uses broad market indices to help evaluate current trends and current collateral values (for both the New York metropolitan area and nationwide) is set forth in our Form 10-K for the fiscal year ended December 31, 2009 (see paragraph 13 in the Allowance for Loan Losses subsection under Part I, Item 1. Business, Asset Quality) and our Form 10-Q for the fiscal quarter ended March 31, 2010 (see paragraph 13 in the Provision for Loan Losses subsection under Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations). For your reference, this disclosure is also set forth in the second full paragraph on page 4 of Exhibit 2.
SEC Staff Comment Number 4
Annual Report for the Fiscal Year Ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of Operating Results for the Years Ended December 31, 2009 and 2008 Asset Quality, page 22
4.	We note your asset quality tabular disclosures on page 22 and that your loan portfolio is concentrated in one- to four- family first mortgage loans. In an effort to provide more transparent disclosures regarding the asset quality of your loan portfolio please provide more granular detail regarding your one- to four- family first mortgage loan category in these asset quality disclosures. For example, present separately as sub-categories interest-only loans, limited documentation loans, and no income verification loans within the delinquency and non-performing loans tables.

Ms. Sharon M. Blume
Securities and Exchange Commission
July 15, 2010

Response to SEC Staff Comment Number 4
     We will disclose in future filings a more detailed tabular breakdown of our one- to four- family mortgage loan portfolio. Supplementally, included in the table on page 1 of Exhibit 1 is an example of this breakdown which subdivides our one- to four-family loan portfolio into amortizing loans and interest only loans. Also included beginning in the third paragraph on page 2 of the sample disclosures in Exhibit 1 is a narrative discussion regarding our limited documentation loans (including the characteristics that determine whether a loan is a limited documentation loan) which we both purchase and originate. We are able to provide data relating to limited documentation loans for loans that we originated. Originated loans, overall, represent 59% of our one- to four- family first mortgage loans. As part of our wholesale loan program, we allow sellers to include limited documentation loans in each pool of purchased mortgage loans but limit the amount of these loans to be no more than 10% of the principal balance of the purchased pool. In addition, these loans must have maximum loan-to value ratios of 70% and meet other characteristics such as maximum loan size. However, we have not electronically tracked purchased limited documentation loans on our mortgage loan system and are therefore unable to provide more granular detail on this portion of our loan portfolio. Included in our loan portfolio at March 31, 2010 is $2.97 billion of originated amortizing limited documentation loans and $887.3 million of originated limited documentation interest-only loans. Non-performing loans at March 31, 2010 include $71.1 million of originated amortizing limited documentation loans and $39.2 million of originated interest-only limited documentation loans. We will include this type of additional information regarding originated limited documentation loans in future filings.
SEC Staff Comment Number 5
Annual Report for the Fiscal Year Ended December 31, 2009
Notes to the Consolidated Financial Statements
Note 9. Borrowed Funds, page 59
5.	We note from the disclosure on page 61 that you have two repurchase agreements with Lehman Brothers, Inc. totaling $100.0 million and you have pledged as collateral for these borrowings mortgage-backed securities with an amortized cost of $114.5 million. In addition, we note that Lehman Brothers is currently in liquidation and there is no assurance you can fully recover the collateral. Please tell us and disclose in future filings if you have the legal right to set off the securities against the borrowed funds to limit your potential economic loss to the excess of the market value of the securities.

Ms. Sharon M. Blume
Securities and Exchange Commission
July 15, 2010

Response to SEC Staff Comment Number 5
     The Company believes it has the legal right to setoff its obligation to pay the “Repurchase Price” to Lehman Brothers against the Company’s right to the return of the “Purchased Securities” transferred pursuant to the repurchase agreement between the Company and Lehman Brothers. On September 28, 2008, the Company offered to pay the Repurchase Price to Lehman Brothers and demanded the return of the Purchased Securities in exchange. Lehman Brothers has not tendered the Purchased Securities, thus excusing the Company’s obligation to perform. The Company believes that, under these facts, and under the terms of the repurchase agreement and applicable federal bankruptcy law, including 11 U.S.C. §§ 553 and 559, it will not be required to pay the Repurchase Price to Lehman Brothers. The Company further believes that, as a result, its potential economic loss from Lehman Brothers’ failure to perform is limited to the excess of the market value of the Purchased Securities over the Repurchase Price.
SEC Staff Comment Number 6
Annual Report for the Fiscal Year Ended December 31, 2009
Notes to the Consolidated Financial Statements
Note 9. Borrowed Funds, page 59
6.	As a related matter, we note you have not recognized a loss in your financial statements related to the aforementioned repurchase agreements. Please provide us with your analysis that explains how you determined the related losses were not probable or reasonably estimable at December 31, 2009. Provide us with your updated analysis as of March 31, 2010 and the date of your response letter.
Response to SEC Staff Comment Number 6
     The Company has evaluated the potential for a loss related to the excess of the value of the securities used as collateral over the carrying value of the related borrowings. In evaluating whether the potential for a loss was both probable and reasonably estimable, the Company considered the following factors:
     As set forth above in the Company’s response to SEC Staff Comment Number 5, the Company believes that its economic loss arising from its repurchase agreement with Lehman Brothers is limited to the value of the Purchased Securities over the amount of the Repurchase Price. The Company believes that it is a “customer” of Lehman Brothers within the meaning of 15 U.S.C. § 78111(2) and that its claim against Lehman Brothers is entitled to priority treatment and which should be satisfied out of Lehman’s “customer property” within the meaning of 15 U.S.C. § 78111(4). In this regard, the Company filed a claim against Lehman Brothers on November 7, 2008 asserting that: (i) Lehman Brothers owes the Company a return of the original or equal collateral pursuant to the repurchase agreement or the replacement value thereof and; (ii) the Company’s claim should be allowed as a “customer” claim in accordance with the Securities Investors Protection Act and 11 U.S.C. §§ 745, 746 and 751.

Ms. Sharon M. Blume
Securities and Exchange Commission
July 15, 2010

     On or about August 19, 2009, the trustee appointed to liquidate Lehman Brothers (the “SIPA Trustee”) served a Notice of Determination of Claim (the “Claim Objection”), which denied the Company’s claim as being entitled to customer treatment. In essence, the Trustee is seeking to convert the Claim from a customer claim relating to customer property to a general unsecured claim, and to reserve the right to object to such general unsecured claim at a later date. On September 15, 2009, the Company filed an objection to the Claim Objection (the “HC Statement of Objection,”).
     The Company believes that the SIPA Trustee’s Claim Objection is an attempt by the SIPA Trustee to overturn established caselaw holding that parties to repurchase agreements like the Company are “customers” of broker-parties to such agreements like Lehman Brothers within the meaning of 11 U.S.C. § 78lll(2). Indeed, the seminal case in this area is Cohen v. Army Moral Support Fund (In re Bevill, Bresler & Schulman Asset Mgmt. Corp.), 67 B.R. 557 (D.N.J. 1986) (“Bevill”) and it holds, among other things, that repurchase agreement counterparties like the Company are “customers” entitled to priority treatment under the Bankruptcy Code and the Securities Investors Protection Act. The Company intends to vigorously protect its status as a “customer” of Lehman Brothers.
     It should be noted that the SIPA Trustee has obtained an Order of the U.S. Bankruptcy Court for the Southern District of New York allowing it to allocate and distribute Lehman Brother’s assets to customers whose status as such the SIPA Trustee is not challenging, in re Lehman Brothers, Inc. Case No. 08-1420 (Docket No. 2743). In connection with the entry of that Order, the Company and other disputed customers of Lehman Brothers obtained a reserve mechanism in that Order which requires the SIPA Trustee to set aside a proportionate amount of customer property for the benefit of the Company to ensure that the Company receives pari passu treatment of other customers in the event the Company is successful in asserting its claim.
     Based on the foregoing and after consideration of the views of legal counsel for the Company in this matter, we have concluded that, as of March 31, 2010 and as of the date hereof, the ultimate loss, if any, is neither probable nor estimable at this time.

Ms. Sharon M. Blume
Securities and Exchange Commission
July 15, 2010

SEC Staff Comment Number 7
Form 10-Q for the Quarter Ended March 31, 2010
Note 4. Fair Value and Unrealized Losses of Securities, page 10
7.	We note your tabular disclosure of unrealized losses on page 10 includes the categories investment securities and mortgage-backed securities. In future interim filings please include all the disclosures required by ASC Topic 320-10-50 and at a more granular level of detail similar to that disclosed on pages 51 to 55 of the 2009 Annual Report.
Response to SEC Staff Comment Number 7
     With respect to the tabular presentation of unrealized losses in footnote 4 of the March 31, 2010 Form 10-Q, we will provide the same level of detail in our future interim filings as we do in our Annual Report.
SEC Staff Comment Number 8
Form 10-Q for the Quarter Ended March 31, 2010
Item 2. — Management’s Discussion and Analysis of Financial Condition and Results of Operations
Provision for Loan Losses, page 28
8.	We note the continued deterioration in your asset quality specifically the increase in nonperforming loans from $217.6 million at December 31, 2008 to $627.7 million at December 31, 2009 and $744.9 million at March 31, 2010. Considering the significance of deterioration and the resulting impact on your key performance ratios and your results of operations, please revise your future filings for the following:
a.	Separately disclose and quantify by each major category of loans in your portfolio your nonaccrual loans, loans over 90 days past due and still accruing, and any troubled debt restructurings similar to that provided on page 18 of our December 31, 2009 Form 10K;

b.	Disclose by each major category of loans potential problem loans;

c.	Provide a rollforward of the allowance for loan losses similar to that provided on page 18 of your December 31, 2009 Form 10-K and provide the ratio of net charge-offs during the period to average loans outstanding during the period as noted in Section IV.A of Industry Guide III; and

Ms. Sharon M. Blume
Securities and Exchange Commission
July 15, 2010

d.	Provide an allocation of the allowance for loan losses by loan category, as noted in Section IV.B of Industry Guide III and similar to that provided on page 22 of your December 31, 2009 Form 10-K. Provide us with your proposed revisions to be included in future filings using your March 31, 2010 information as an example,
     Refer to Item 303(b) of Regulation S-K and General Instruction 3(d) of Industry Guide III.
Response to SEC Staff Comment Number 8
     We will include in future interim filings an Asset Quality section that incorporates the requested information. Supplementally, attached as Exhibit 1 are the proposed disclosures using our March 31, 2010 information as an example.
* * *
     Please be advised that the management of Hudson City Bancorp, Inc. is responsible for the adequacy and accuracy of disclosures in our filings. Management understands that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. Management also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     Please contact me at (201) 967-1900, extension 1370 or Anthony Fabiano at extension 1455 if you have any questions or require further discussion.

Sincerely,
/s/ James C. Kranz
James C. Kranz
Executive Vice President and Chief Financial Officer Hudson City Bancorp, Inc. West 80 Century Road Paramus, NJ 07652

Exhibit 1
New section to be inserted just prior to Liquidity and Capital Resources
Asset Quality
Credit Quality
One of our key operating objectives has been, and continues to be, to maintain a high level of asset quality. Through a variety of strategies we have been proactive in addressing problem loans and non-performing assets. These strategies, as well as our concentration on one- to four-family mortgage lending and our maintenance of sound credit standards for new loan originations have helped us to maintain the strength of our financial condition. Our primary lending emphasis is the origination and purchase of one- to four-family first mortgage loans on residential properties located in the Northeast quadrant of the United States. We define the Northeast quadrant of the country generally as those states that are east of the Mississippi River and as far south as South Carolina.
The following table presents the composition of our loan portfolio in dollar amounts and in percentages of the total portfolio at the dates indicated:

	March 31, 2010		December 31, 2009
		Percent		Percent
	Amount	of Total	Amount	of Total
		(Dollars in thousands)
First mortgage loans:
One- to four-family:
Amortizing	$26,651,210	83.05%	$26,490,454	83.36%
Interest-only	$4,750,543	14.80	4,586,375	14.43
FHA/VA	282,723	0.88	285,003	0.90
Multi-family and commercial	54,001	0.17	54,694	0.17
Construction	12,090	0.04	13,030	0.04

Total first mortgage loans	31,750,567	98.94	31,429,556	98.90

Consumer and other loans:
Fixed-rate second mortgages	190,178	0.59	201,375	0.63
Home equity credit lines	130,249	0.41	127,987	0.40
Other	19,993	0.06	21,003	0.07

Total consumer and other loans	340,420	1.06	350,365	1.10

Total loans	32,090,987	100.00%	31,779,921	100.00%

Deferred loan costs	87,695		81,307
Allowance for loan losses	(165,830)		(140,074)

Net Loans	$32,012,852		$31,721,154

At March 31, 2010, first mortgage loans secured by one-to four-family properties accounted for 98.7% of total loans. Fixed-rate mortgage loans represent 68.9% of our first mortgage loans. Compared to adjustable-rate loans, fixed-rate loans possess less inherent credit risk since loan payments do not change in response to changes in interest rates. In addition, we do not originate or purchase loans with payment options, negative amortization loans or sub-prime loans. The market does not apply a uniform definition of what constitutes “sub-prime” lending. Our reference to sub-prime lending relies upon the “Statement on Subprime Mortgage Lending” issued by the OTS and the other federal bank regulatory agencies (the “Agencies”), on June 29, 2007, which further references the “Expanded Guidance for Subprime Lending Programs” (the “Expanded Guidance”), issued by the Agencies by press release dated January 31, 2001. In the Expanded Guidance, the Agencies indicated that sub-prime lending does not refer to individual sub-prime loans originated and managed, in the ordinary course of business, as exceptions to prime risk selection standards. The Agencies recognize that many prime loan portfolios will contain such loans. The Agencies also excluded prime loans that develop credit problems after acquisition and community development loans from the sub-prime arena. According to the Expanded Guidance, sub-prime loans are other loans to borrowers which display one or more characteristics of reduced payment capacity. Five specific criteria, which are not intended to be exhaustive and are not meant to define specific parameters for all sub-prime borrowers and may not match all markets or institutions’ specific sub-prime definitions, are set forth, including having a Fair Isaac Corporation (“FICO”) score of 660 or below. Based upon the definition and exclusions described above, we are a prime lender. However, as we are a portfolio lender, we review all data contained in borrower credit reports and do not base our underwriting decisions solely on FICO scores and do not record FICO scores on our mortgage loan system. We believe our loans, when made, were amply collateralized and otherwise conformed to our prime lending standards.
Included in our loan portfolio at March 31, 2010 are interest-only loans of approximately $4.75 billion or 14.8% of total loans as compared to $4.59 billion or 14.4% of total loans at December 31, 2009. These loans are originated as adjustable rate mortgage loans with initial terms of five, seven or ten years with the interest-only portion of the payment based upon the initial loan term, or offered on a 30-year fixed-rate loan, with interest-only payments for the first 10 years of the obligation. At the end of the initial 5-, 7- or 10-year interest-only period, the loan payment will adjust to include both principal and interest and will amortize over the remaining term so the loan will be repaid at the end of its original life. These loans are underwritten using the fully-amortizing payment amount. Non-performing interest-only loans amounted to $139.5 million or 18.7% of non-performing loans at March 31, 2010 as compared to non-performing interest-only loans of $82.2 million or 13.1% of non-performing loans at December 31, 2009.
In addition to our full documentation loan program, we originate and purchase loans to certain eligible borrowers as limited documentation loans. Generally the maximum loan amount for limited documentation loans is $750,000 and these loans are subject to higher interest rates than our full documentation loan products. We require applicants for limited documentation loans to complete a FreddieMac/FannieMae loan application and request income, assets and credit history information from the borrower. Additionally, we verify asset holdings and obtain credit reports from outside vendors on all borrowers to ascertain the credit history of the borrower. Applicants with delinquent credit histories usually do not qualify for the limited documentation processing, although delinquencies that are adequately explained will not prohibit processing as a limited documentation loan. We reserve the right to verify income and do require asset verification but we may elect not to verify or corroborate certain income information where we believe circumstances warrant. We also allow certain borrowers to obtain mortgage loans without disclosing income levels and without any verification of income. In these cases, we require verification of the borrowers’ assets. We are able to provide data relating to limited documentation loans that we originate. Originated loans overall represent 59% of our one- to four- family first mortgage loans. As part of our wholesale loan program, we allow sellers to include limited documentation loans in each pool of purchased mortgage loans but limit the amount of these loans to be no more than 10% of the principal balance of the purchased pool. In addition, these loans must have a maximum loan-to value of 70% and meet other characteristics such as maximum loan size. However, we have not tracked wholesale limited documentation loans on our mortgage loan system. Included in our loan portfolio at March 31, 2010 is $2.97 billion of originated amortizing limited documentation loans and $887.3 million of originated limited documentation interest-only loans. Non-performing loans at March 31, 2010 include $71.1 million of originated amortizing limited documentation loans and $39.2 million of originated interest-only limited documentation loans.
The following table presents the geographic distribution of our total loan portfolio, as well as the geographic distribution of our non-performing loans:

	At March 31, 2010		At December 31, 2009
	Total loans	Non-performing loans	Total loans	Non-performing loans
New Jersey	41.5%	40.7%	43.0%	41.6%
New York	18.5	18.3	18.2	18.0
Connecticut	13.1	5.6	12.6	4.2

Total New York metropolitan area	73.1	64.6	73.8	63.8

Virginia	4.7	5.5	4.6	6.2
Illinois	3.8	5.4	3.9	5.6
Maryland	3.6	5.1	3.5	5.1
Massachusetts	2.7	2.4	2.7	2.3
Pennsylvania	2.2	1.7	2.0	1.9
Minnesota	1.6	1.9	1.4	1.8
Michigan	1.3	3.7	1.3	4.2
All others	7.0	9.7	6.8	9.1

Total Outside New York metropolitan area	26.9	35.4	26.2	36.2

	100.0%	100.0%	100.0%	100.0%

Non-Performing Assets
The following table presents information regarding non-performing assets as of the dates indicated.

	At March 31, 2010	At December 31, 2009
	(Dollars in thousands)
Non-accrual first mortgage loans	$555,290	$500,964
Non-accrual interest-only mortgage loans	139,431	82,236
Non-accrual construction loans	6,344	6,624
Non-accrual consumer and other loans	1,660	1,916
Accruing loans delinquent 90 days or more:
FHA Loans	40,990	31,855
Other loans	1,157	4,100

Total non-performing loans	744,872	627,695
Foreclosed real estate, net	19,563	16,736

Total non-performing assets	$764,435	$644,431

Non-performing loans to total loans	2.32%	1.98%
Non-performing assets to total assets	1.25	1.07
Non-performing assets amounted to $764.4 million at March 31, 2010 as compared to $644.4 million at December 31, 2009. Non-performing loans increased $117.2 million to $744.9 million at March 31, 2010 as compared to $627.7 million at December 31, 2009. The increase in non-performing loans is primarily due to the continued high levels of unemployment. The ratio of non-performing loans to total loans was 2.32% at March 31, 2010 compared with 1.98% at December 31, 2009.
The following table is a comparison of our delinquent loans at March 31, 2010 and December 31, 2009:

	30-59 Days		60-89 Days		90 Days or More
	Number	Principal	Number	Principal	Number	Principal
	of	Balance	of	Balance	of	Balance
	Loans	of Loans	Loans	of Loans	Loans	of Loans
			(Dollars in thousands)
At March 31, 2010
One- to four-family first mortgages	892	$351,601	427	$162,178	1,743	$691,618
FHA/VA first mortgages	53	13,141	24	5,937	150	40,990
Multi-family and commercial mortgages	5	1,650	1	560	3	3,103
Construction loans	1	299	1	2,126	4	6,344
Consumer and other loans	38	3,990	9	746	34	2,817

Total	989	$370,681	462	$171,547	1,934	$744,872

Delinquent loans to total loans		1.16%		0.53%		2.32%

At December 31, 2009
One- to four-family first mortgages	1,053	$404,392	408	$171,913	1,480	$581,786
FHA/VA first mortgages	83	20,682	35	8,650	115	31,855
Multi-family and commercial mortgages	2	1,357	2	1,088	1	1,414
Construction loans	—	—	—	—	6	9,764
Consumer and other loans	43	4,440	14	882	34	2,876

Total	1,181	$430,871	459	$182,533	1,636	$627,695

Delinquent loans to total loans		1.36%		0.57%		1.98%

In addition to non-performing loans, we had $180.9 million of potential problem loans at March 31, 2010 as compared to $189.9 million at December 31, 2009. This amount includes loans which are 60-89 days delinquent (other than loans guaranteed by the FHA) and certain other internally classified loans. We generally do not modify the contractual terms of loans for borrowers experiencing financial difficulty where such modifications would represent a troubled debt restructuring. Potential problem loans are summarized as follows:

	March 31, 2010	December 31,2009
	(in thousands)
One- to four-family first mortgages	$162,178	$171,913
Multi-family and commercial mortgages	15,875	17,076
Construction loans	2,126	—
Consumer and other loans	746	882

Total potential problem loans	$180,925	$189,871

Allowance for Loan Losses
The following table presents the activity in our allowance for loan losses at or for the years indicated.

	For the Three Months Ended
	March 31,
	2010	2009
	(Dollars in thousands)
Balance at beginning of period	$140,074	$49,797

Provision for loan losses	50,000	20,000
Charge-offs:
First mortgage loans	(24,841)	(4,667)
Consumer and other loans	(30)	(8)

Total charge-offs	(24,871)	(4,675)

Recoveries	627	—

Net charge-offs	(24,244)	(4,675)

Balance at end of period	$165,830	$65,122

Allowance for loan losses to total loans	0.52	0.22
Allowance for loan losses to non-performing loans	22.26	20.34
Net charge-offs as a percentage of average loans (1)	0.30	0.06

(1)	Ratio is annualized

The following table presents our allocation of the ALL by loan category and the percentage of loans in each category to total loans at the dates indicated.

	At March 31, 2010		At December 31, 2009
		Percentage		Percentage
		of Loans in		of Loans in
		Category to		Category to
	Amount	Total Loans	Amount	Total Loans
	(Dollars in thousands)		(Dollars in thousands)
First mortgage loans:
One- to four-family	$159,462	98.73%	$133,927	98.69%
Other first mortgages	3,533	0.21	3,169	0.21

Total first mortgage loans	162,995	98.94	137,096	98.90

Consumer and other loans	2,835	1.06	2,978	1.10

Total allowance for loan losses	$165,830	100.00%	$140,074	100.00%

Investments
We invest primarily in mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac, as well as other securities issued by GSEs. These securities account for substantially all of our securities. We do not purchase unrated or private label mortgage-backed securities or other higher risk securities such as those backed by sub-prime loans. There were no debt securities past due or securities for which the Company currently believes it is not probable that it will collect all amounts due according to the contractual terms of the security.
We have two collateralized borrowings in the form of repurchase agreements totaling $100.0 million with Lehman Brothers, Inc. Lehman Brothers, Inc. is currently in liquidation under the Securities Industry Protection Act. Mortgage-backed securities with an amortized cost of approximately $114.5 million are pledged as collateral for these borrowings, and we have demanded the return of this collateral. We believe that we have the legal right to offset the borrowings against the mortgage-backed securities pledged as collateral. We intend to pursue full recovery of the pledged collateral in accordance with the contractual terms of the repurchase agreements. There can be no assurances that the final settlement of this transaction will result in the full recovery of the collateral or the full amount of the claim. We have not recognized a loss in our financial statements related to these repurchase agreements.

Exhibit 2
Excerpt from March 31 Form 10-Q — Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of Operating Results For The Three Months Ended March 31, 2010 and 2009
Proposed disclosures are underlined
Provision for Loan Losses. The provision for loan losses amounted to $50.0 million for the quarter ended March 31, 2010 as compared to $20.0 million for the quarter ended March 31, 2009. The allowance for loan losses (“ALL”) amounted to $165.8 million at March 31, 2010 and $140.1 million at December 31, 2009. The increase in the provision for loan losses for the quarter ended March 31, 2010 and the resulting increase in the ALL is due primarily to the increase in non-performing loans in the first quarter of 2010, continuing declines in home values and an increase in charge-offs, also taking into account a decrease in our early-stage delinquencies. We recorded our provision for loan losses during the first three months of 2010 based on our ALL methodology that considers a number of quantitative and qualitative factors, including the amount of non-performing loans, the loss experience of our non-performing loans, conditions in the real estate and housing markets, current economic conditions, particularly continued elevated levels of unemployment, and growth in the loan portfolio. See “Critical Accounting Policies — Allowance for Loan Losses.”
Our primary lending emphasis is the origination and purchase of one- to four-family first mortgage loans on residential properties and, to a lesser extent, second mortgage loans on one- to four-family residential properties. Our loan growth is primarily concentrated in one- to four-family mortgage loans with original loan-to-value (“LTV”) ratios of less than 80%. The average LTV ratio of our 2010 first mortgage loan originations and our total first mortgage loan portfolio were 59.2% and 61.1%, respectively using the appraised value at the time of origination. The value of the property used as collateral for our loans is dependent upon local market conditions. As part of our estimation of the allowance for loan losses, we monitor changes in the values of homes in each market using indices published by various organizations. Based on our analysis of the data for the first quarter of 2010, we concluded that home values in the Northeast quadrant of the United States, where most of our lending activity occurs, continued to decline from 2009 levels, as evidenced by reduced levels of sales, increasing inventories of houses on the market, declining house prices and an increase in the length of time houses remain on the market. However, the rate of decline in home values decreased significantly during the second half of 2009 and first quarter of 2010.
The national economy was in a recessionary cycle for approximately 2 years with the housing and real estate markets suffering significant losses in value. The faltering economy was marked by contractions in the availability of business and consumer credit, increases in corporate borrowing rates, falling home prices, increasing home foreclosures and rising levels of unemployment. Economic conditions improved slightly during the first quarter of 2010 with unemployment rates stabilizing and home sale activity increasing slightly. We continue to closely

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monitor the local and national real estate markets and other factors related to risks inherent in our loan portfolio. We determined the provision for loan losses for the first quarter of 2010 based on our evaluation of the foregoing factors, the growth of the loan portfolio, the recent increases in delinquent loans, non-performing loans and net loan charge-offs, and trends in the unemployment rate.
Non-performing loans amounted to $744.9 million at March 31, 2010 as compared to $627.7 million at December 31, 2009. Non-performing loans at March 31, 2010 included $732.6 million of one- to four-family first mortgage loans as compared to $613.6 million at December 31, 2009. The ratio of non-performing loans to total loans was 2.32% at March 31, 2010 compared with 1.98% at December 31, 2009. Our recent increases in non-performing loans appear to be directly related to the high level of unemployment in our market areas. Early-stage delinquencies (loans that are past due 30 to 89 days) decreased in the first quarter of 2010. Loans delinquent 30 to 59 days decreased $60.2 million to $370.7 million at March 31, 2010 as compared to $430.9 million at December 31, 2009. Loans delinquent 60 to 89 days decreased $11.0 million to $171.5 million at March 31, 2010 as compared to $182.5 million at December 31, 2009. Foreclosed real estate amounted to $19.6 million at March 31, 2010 as compared to $16.7 million at December 31, 2009. As a result of our underwriting policies, our borrowers typically have a significant amount of equity, at the time of origination, in the underlying real estate that we use as collateral for our loans. Due to the steady deterioration of real estate values, the LTV ratios based on appraisals obtained at time of origination do not necessarily indicate the extent to which we may incur a loss on any given loan that may go into foreclosure. However, our lower average LTV ratios have helped to moderate our charge-offs as there has generally been adequate equity behind our first lien as of the foreclosure date to satisfy our loan.
As a result of the increase in non-performing loans, the ratio of the ALL to non-performing loans decreased from 102.09% at December 31, 2006 to 22.26% at March 31, 2010. During this same period, the ratio of the ALL to total loans increased from 0.17% to 0.52%. At December 31, 2009, the ratio of the ALL to non-performing loans was 22.32% and the ratio of the ALL to total loans was 0.44%. Historically, our non-performing loans have been a negligible percentage of our total loan portfolio and, as a result, our ratio of the ALL to non-performing loans was high and did not serve as a reasonable measure of the adequacy of our ALL. The decline in the ratio of the ALL to non-performing loans is not, absent other factors, an indication of the adequacy of the ALL since there is not necessarily a direct relationship between changes in various asset quality ratios and changes in the ALL and non-performing loans. In the current economic environment, a loan generally becomes non-performing when the borrower experiences financial difficulty. In many cases, the borrower also has a second mortgage or home equity loan on the property. In substantially all of these cases, we do not hold the second mortgage or home equity loan as this is not a business we have actively pursued.

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Charge-offs on our non-performing loans increased in 2009 and during the first three months of 2010 but, overall, have been modest due to our first lien position and relatively low average LTV ratios at origination. We generally obtain new collateral values for loans after 180 days of delinquency. If the estimated fair value of the collateral (less estimated selling costs) is less than the recorded investment in the loan, we charge-off an amount to reduce the loan to the fair value of the collateral less estimated selling costs. As a result, certain losses inherent in our non-performing loans are being recognized as charge-offs which may result in a lower ratio of the ALL to non-performing loans. Charge-offs amounted to $24.2 million, consisting of 297 loans, for the first quarter of 2010 as compared to $19.8 million for the fourth quarter of 2009, consisting of 187 loans. These charge-offs were primarily due to the results of our reappraisal process for our non-performing residential first mortgage loans with only 8 loans disposed of through the foreclosure process during the first quarter of 2010 with a final loss on sale (after previous charge-offs) of approximately $400,000. The results of our reappraisal process and our recent charge-off history are also considered in the determination of the ALL. At March 31, 2010 the average LTV ratio (using appraised values at the time of origination) of our non-performing loans was 71.8% and was 61.1% for our total mortgage loan portfolio. Thus, the ratio of the ALL to non-performing loans needs to be viewed in the context of the underlying LTV’s of the non-performing loans and the relative decline in home values.
As part of our estimation of the ALL, we monitor changes in the values of homes in each market using indices published by various organizations including the Office of Federal Housing Enterprise Oversight and Case-Shiller. Our Asset Quality Committee (“AQC”) uses these indices and a stratification of our loan portfolio by state as part of its quarterly determination of the ALL. We do not apply different loss factors based on geographic locations since, at March 31, 2010, 73.1% of our loan portfolio and 64.6% of our non-performing loans are located in the New York metropolitan area. In addition, we obtain updated collateral values when a loan becomes 180 days past due which we believe identifies potential charge-offs more accurately than a house price index that is based on a wide geographic area and includes many different types of houses. However, we use the house price indices to identify geographic areas experiencing weaknesses in housing markets to determine if an overall adjustment to the ALL is required based on loans we have in those geographic areas and to determine if changes in the loss factors used in the ALL quantitative analysis are necessary. Our quantitative analysis of the ALL accounts for increases in non-performing loans by applying progressively higher risk factors to loans as they become more delinquent.
Due to the nature of our loan portfolio, our evaluation of the adequacy of our ALL is performed primarily on a “pooled” basis. Each month we prepare an analysis which categorizes the entire loan portfolio by certain risk characteristics such as loan type (one- to four-family, multi-family, commercial, construction, etc.), loan source (originated or purchased) and payment status (i.e., current or number of days delinquent). Loans with known potential losses are categorized separately. We assign potential loss factors to the payment status categories on the basis of our assessment of the potential risk inherent in each loan type. These factors are periodically reviewed for appropriateness giving consideration to charge-off history, delinquency trends, portfolio growth and the status of the regional economy and housing market, in order to

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ascertain that the loss factors cover probable and estimable losses inherent in the portfolio. Based on our recent loss experience on non-performing loans, we increased the loss factors used in our quantitative analysis of the ALL for certain loan types during the first three months of 2010. We define our loss experience on non-performing loans as the ratio of the excess of the loan balance (including selling costs) over the updated collateral value to the principal balance of loans for which we have updated valuations. We generally obtain updated collateral values by the time a loan is 180 days past due. Based on our analysis, our loss experience on our one-to-four family first mortgage loans, which represent 98.7% of our total loans, was approximately 12% during the first quarter of 2010 and was approximately 11% in 2009. The recent adjustment in our loss factors did not have a material effect on the ultimate level of our ALL or on our provision for loan losses. If our future loss experience requires additional increases in our loss factors, this may result in increased levels of loan loss provisions.
In addition to our quantitative systematic methodology, we also use qualitative analyses to determine the adequacy of our ALL. Our qualitative analyses include further evaluation of economic factors, such as trends in the unemployment rate, as well as a ratio analysis to evaluate the overall measurement of the ALL. This analysis includes a review of delinquency ratios, net charge-off ratios and the ratio of the ALL to both non-performing loans and total loans. This qualitative review is used to reassess the overall determination of the ALL and to ensure that directional changes in the ALL and the provision for loan losses are supported by relevant internal and external data.
We consider the average LTV of our non-performing loans and our total portfolio in relation to the overall changes in house prices in our lending markets when determining the ALL. This provides us with a “macro” indication of the severity of potential losses that might be expected. Since substantially all of our portfolio consists of first mortgage loans on residential properties, the LTV is particularly important to us when a loan becomes non-performing. The weighted average LTV in our one- to four-family mortgage loan portfolio at March 31, 2010 was 61.1%, using appraised values at the time of origination. The average LTV ratio of our non-performing loans was 71.8% at March 31, 2010. Based on the valuation indices, house prices have declined in the New York metropolitan area, where 64.6% of our non-performing loans were located at March 31, 2010, by approximately 21% from the peak of the market in 2006 through February 2010 and by 29% nationwide during that period. During the first two months of 2010, house prices declined 0.4% in the New York metropolitan area and increased 0.2% nationwide. Changes in house values may affect our loss experience which may require that we change the loss factors used in our quantitative analysis of the allowance for loan losses. There can be no assurance whether significant further declines in house values may occur and result in a higher loss experience and increased levels of charge-offs and loan loss provisions.
Net charge-offs amounted to $24.2 million for the first quarter of 2010 as compared to net charge-offs of $4.7 million for the corresponding period in 2009. Our charge-offs on non-performing loans have historically been low due to the amount of underlying equity in the

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properties collateralizing our first mortgage loans. Until the recent recessionary cycle, it was our experience that as a non-performing loan approached foreclosure, the borrower sold the underlying property or, if there was a second mortgage or other subordinated lien, the subordinated lien holder would purchase the property to protect their interest thereby resulting in the full payment of principal and interest to Hudson City Savings. This process normally took approximately 12 months. However, due to the unprecedented level of foreclosures and the desire by most states to slow the foreclosure process, we are now experiencing a time frame to repayment or foreclosure ranging from 24 to 30 months from the initial non-performing period. As real estate prices continue to decline, this extended time may result in further charge-offs. In addition, current conditions in the housing market have made it more difficult for borrowers to sell homes to satisfy the mortgage and second lien holders are less likely to repay our loan if the value of the property is not enough to satisfy their loan. We continue to monitor closely the property values underlying our non-performing loans during this timeframe and take appropriate charge-offs when the loan balances exceed the underlying property values.
At March 31, 2010 and December 31, 2009, commercial and construction loans evaluated for impairment in accordance with FASB guidance amounted to $9.4 million and $11.2 million, respectively. Based on this evaluation, we established an ALL of $2.3 million for loans classified as impaired at March 31, 2010 compared to $2.1 million at December 31, 2009.
The markets in which we lend have experienced significant declines in real estate values which we have taken into account in evaluating our ALL. Although we believe that we have established and maintained the ALL at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Increases in our loss experience on non-performing loans, the loss factors used in our quantitative analysis of the ALL and continued increases in overall loan delinquencies can have a significant impact on our need for increased levels of loan loss provisions in the future. No assurance can be given in any particular case that our LTV ratios will provide full protection in the event of borrower default. Although we use the best information available, the level of the ALL remains an estimate that is subject to significant judgment and short-term change. See “Critical Accounting Policies.”

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